UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-32667

QUEST CAPITAL CORP.
(Translation of registrant's name into English)

550 Burrard St., Suite 1028
Bentall 5, Box 61
Vancouver, British Columbia, Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[               ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated January 4, 2010

99.2	Material Change report dated January 4, 2010

99.3	News release dated March 17, 2010

99.4	News release dated March 23, 2010

99.5	Year End Financial Statements

99.6	Ontario Participation Form

99.7	Year End Management Discussion and Analysis

99.8	Year End CEO Certification

99.9	Year End CFO Certification

99.10	Annual Information Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quest Capital Corp.
(Registrant)

Date: March 23, 2010	By:	/s/ Sandra Lee

	Name:	Sandra Lee
	Title:	Corporate Secretary